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                                                Filed Pursuant to Rule 424(b)(3)
                                                              Reg. No. 333-40075

 SUPPLEMENT NO. 1 DATED JANUARY 15, 1998 TO PROSPECTUS DATED NOVEMBER 20, 1997
                         RELATING TO 5,000,000 SHARES

  On December 16, 1997, the Company completed the sale of $150 million aggregate principal amount of 6.25% Convertible Subordinated Notes Due 2002 (the "Notes") in a private placement pursuant to Rule 144A under the Securities Act. The Company received approximately $145.2 million in net proceeds from the sale of the Notes. The Company has agreed to file, within 90 days of the original issue date of the Notes, a shelf registration statement under the Securities Act covering resales to the public of the Notes and the Common Stock issuable upon conversion of the Notes.

  The Notes are convertible at the option of the holder into shares of Common Stock at any time prior to maturity at a conversion price of $36.0525 per share (equivalent to a conversion rate of approximately 27.74 shares per $1,000 principal amount of Notes). Interest on the Notes accrues at the rate of 6.25% per annum and is payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1998. The Notes are redeemable at the option of the Company at any time after December 15, 2000 and will mature on December 15, 2002. The Notes are also redeemable at the option of the Company at any time in the event of certain developments involving withholding taxes of the United States of America that cause the Company to pay Additional Amounts (as defined in the indenture relating to the Notes). The Notes are unsecured general obligations of the Company, subordinated in right of payment to all senior indebtedness of the Company and to all liabilities (including trade payables) of the Company's subsidiaries. The indenture relating to the Notes does not restrict the incurrence of indebtedness by the Company or its subsidiaries.

  On January 2, 1998, the Company entered into an agreement with Learmonth and Burchett Management Systems PLC ("LBMS") pursuant to which the Company will exchange approximately 2,910,000 shares of Common Stock for all of the outstanding ordinary shares and equity interests of LBMS. The principal trading market for the American Depositary Shares of LBMS, each representing two of its ordinary shares, is the Nasdaq National Market under the symbol "LBMSY." LBMS produces and sells process management software and had revenue of approximately $21.9 million and a net loss of approximately $16.3 million for the fiscal year ended April 30, 1997. The Company expects to account for the acquisition of LBMS as a pooling of interests. This acquisition is subject to certain conditions, including the approval of LBMS's shareholders and regulatory authorities in the United Kingdom.